Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. For the three months ended March 31, 2021

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 and 2020, and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. All dollar figures are in U.S. dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at May 4, 2021. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine ("Rainy River" or the "Rainy River Mine") and the New Afton gold-copper mine ("New Afton" or the "New Afton Mine"). The Company also holds an 8% gold stream on the Artemis Gold Blackwater project ("Blackwater") located in Canada, a 6% equity stake in Artemis, and other Canadian-focused investments. The Company also owns the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility.

Contents

OUR BUSINESS	1
OPERATING AND FINANCIAL HIGHLIGHTS	3
NEW AFTON INCIDENT	5
SUSTAINABILITY AND ESG	5
CORPORATE DEVELOPMENTS AND EXPLORATION	6
OUTLOOK FOR 2021	6
OUR RESPONSE TO COVID-19	7
KEY PERFORMANCE DRIVERS	8
FINANCIAL RESULTS	10
REVIEW OF OPERATING MINES	14
FINANCIAL CONDITION REVIEW	20
NON-GAAP FINANCIAL PERFORMANCE MEASURES	26
ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	38
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	39
ACCOUNTING POLICIES	39
CONTROLS AND PROCEDURES	40
END NOTES	41
CAUTIONARY NOTES	42

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

Three months ended March 31
	2021	2020
OPERATING INFORMATION
Gold equivalent (“eq.”) (ounces)(1):
Produced(3)	96,026	103,435
Sold(3)	91,818	103,936
Gold (ounces):
Produced(3)	66,650	66,790
Sold(3)	63,539	68,773
Copper (millions of pounds):
Produced(3)	13.8	18.5
Sold(3)	13.3	17.7
Revenue
Gold ($/ounce)	1,769	1,431
Copper ($/pound)	3.62	2.36
Average realized price(2)
Gold ($/ounce)	1,788	1,458
Copper ($/pound)	3.83	2.56
Operating expenses per gold eq. ounce sold ($/ounce)	1,022	864
Depreciation and depletion per gold eq. ounce sold ($/ounce)	498	507
Total cash costs per gold eq. ounce sold ($/ounce)(2)	1,067	916
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)	1,550	1,446

FINANCIAL HIGHLIGHTS

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
FINANCIAL INFORMATION
Revenue	164.9	142.3
Revenue less cost of goods sold	25.9	0.6
Net earnings (loss)	15.1	(28.3)
Adjusted net earnings (loss)(2)	8.1	(17.8)
Cash generated from operations	53.3	51.3
Cash generated from operations before changes in non-cash operating working capital(2)	63.7	47.1
Sustaining capital(2)	35.3	46.3
Growth capital(2)	18.5	19.0
Total assets	2,221.2	2,457.7
Cash and cash equivalents	131.2	400.4
Long-term debt	489.6	750.2
Non-current liabilities excluding long-term debt	744.3	596.6
Share Data
Earnings (loss) per share
Basic ($)	0.02	(0.04)
Diluted ($)	0.02	(0.04)
Adjusted net (loss) earnings per basic share ($)(2)	0.01	(0.03)
Share price as at March 31 (TSX - Canadian dollars)	1.94	0.73
Weighted average outstanding shares (basic) (millions)	680.6	676.0

NEW AFTON INCIDENT

On February 2, 2021, a tragic mud-rush incident occurred at the New Afton Mine with a contract driller fatally injured. The mud-rush was localized underneath the Lift 1 cave in the isolated recovery zone area, which does not interact with other areas of the mine, including the B3 and C-Zone areas. The 2021 mine plan for New Afton was adjusted following the tragic mud-rush incident. Underground mining activities continue to safely and sequentially ramp-up as we maintain our focus on the health, safety and well-being of our people. The 2021 mine plan for New Afton contemplates lower tonnes mined from the recovery level, as mining operations will be limited to remote mucking activities. Mining in the other areas of Lift 1, including the West Cave, East Cave and Pillar, ramped-up during the quarter and returned to pre-incident mining rates at the end of the quarter.

SUSTAINABILITY AND ESG

New Gold has four sustainability focus areas: Indigenous Peoples, Tailings Management, Water and Climate. New Gold has adapted its sustainability efforts to align with the most pressing ESG issues facing the Company and the mining industry. As such, our ESG approach continues to prioritize the health, safety and well-being of our people, and the people in the communities in which we operate. The protection of our people is central to our success as we believe people are our greatest asset. New Gold is committed to providing training, opportunities and progression paths for our teams, and we actively seek to ensure that we promote diversity within our teams at all levels of the organization. We have adopted an embedded approach to execute on our sustainability strategy that aligns with ESG reporting standards.

During the quarter, the Rainy River Mine implemented the employee driven SCREECH program (Stewards to our Environment, Carbon Reductions, Renewable Rules, Energy Intensity, Efficiencies, Conservation, Health & Safety) which was developed through an employee engagement campaign to increase sustainability awareness at the site. Part of the program is to look at ways to reduce greenhouse gas emissions ("GHG") caused by diesel consumption. Since 2019, the Rainy River Mine has been baselining diesel consumption to reduce diesel-based GHG emissions and will continue to look for efficiencies and opportunities for further reductions. During the quarter, the Rainy River Mine was able to reduce diesel based GHG emissions against its plan.

At New Afton, the mine continues to see progress on the construction of the Thickened and Amended Tailings ("TAT") plant which will allow us to transition away from conventional slurry tailings. Also during the quarter the New Afton Mine commissioned an electric loader to operate in the B3 area as part of its target to reduce fossil fuel consumption.

At Cerro San Pedro, the restoration of a 12th century church in the town of Cerro de San Pedro was completed during the quarter. The church is a heritage site for community members, and the restoration was important to the local community.

CORPORATE DEVELOPMENTS AND EXPLORATION

In March 2021, New Gold purchased 154,940,153 common shares of Harte Gold Corp. ("Harte Gold") pursuant to a private placement at a price of C$0.16 per share for total consideration of approximately C$24.8 million, representing approximately 14.9% of Harte Gold's issued and outstanding common shares. In March 2021, New Gold also purchased 3,500,000 common shares of Angus Gold Inc. (“Angus Gold”) at a price of C$0.71 per share for total consideration of approximately C$2.5 million, representing approximately 9.9% of Angus Gold's issued and outstanding common shares.

In April 15, 2021, New Gold purchased 37,366,932 common shares of Talisker Resources Ltd. ("Talisker") at a price of C$0.37 per share for total consideration of approximately C$13.8 million, representing approximately 14.9% of Talisker's issued and outstanding common shares.

New Gold acquired these shares for investment purposes.

Exploration drilling programs at Rainy River and New Afton were launched late in the fourth quarter of 2020. Initial results have been encouraging from both reconnaissance programs completed within the Cherry Creek Trend at New Afton and the North East Trend at Rainy River and, as such, follow-up drilling programs have commenced.

OUTLOOK FOR 2021

The operational outlook for the Company assumes that our operations will continue without any significant COVID-19-related interruptions. New Gold continues to maintain preventative measures at all our sites to protect our workforce and communities, and to mitigate the effects of COVID-19 on our operations. Any reduction or suspension of our operations due to COVID-19, could impact our ability to achieve the Company’s outlook. Please see the Cautionary Note Regarding Forward-Looking Statements at the end of this MD&A.

New Gold begins 2021 as a much stronger company with a growing production profile from the Rainy River Mine at lower costs, as deferred capital projects have been completed and the mine transitions to generating free cash flow.

Upon the receipt of the Mines Act permit, which is expected in the second quarter, the New Afton B3 zone will commence production while current mining operations at New Afton continue to ramp-up following the tragic mud-rush incident in February. The focus in 2021 remains on further operational and cost optimizations at both Rainy River and New Afton, launching B3 production at New Afton, advancing C- Zone development at New Afton, and following up on key targets from exploration drilling programs.

The Company is on track to achieve its 2021 guidance for Rainy River and New Afton.

Details of the Company’s 2021 guidance is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.newgold.com/news-releases/

OUR RESPONSE TO COVID-19

New Gold has established a Pandemic Response and Business Plan Committee, comprised of leadership from all locations, that meets regularly and has developed and implemented pre-screening and business continuity plans. The Committee is established to ensure that we are assessing all potential risks and developing viable contingency plans that will enable us to stay ahead of any potential safety and health risks for our employees and members of our host communities. Designated teams from relevant functions are proactively planning for various contingencies and responding to daily changes and circumstances. We are proactively preparing for the potential spread of COVID-19 to any of New Gold’s locations, with specific business continuity plans in place.

New Gold has taken numerous steps to ensure needs are being addressed in local communities. Our operations have shared action plans and preventative measures are being implemented, while seeking and considering input from our employees, contractors, and communities to ensure we are delivering responsive actions consistent with broader efforts. Across New Gold we continue to identify and implement measures at our corporate office and at all our sites to protect our workforce and communities. For further information on the Company's COVID-19 response, visit www.newgold.com.

At Rainy River, polymerase chain reaction rapid testing devices (“on-site PCR testing”) are used to initially test for COVID-19, adding another level of protection against the transmission of COVID-19. The Company was the first to bring private testing to the Rainy River area and has worked with Northwestern Health Unit (“NWHU”) in its implementation. New Gold has also partnered with Seven Generations Educational Institute to provide community-based testing in the Rainy River area, particularly in local Indigenous communities. The on-site PCR testing provides results within three hours of testing. Individuals with positive results from on-site PCR testing are directed to take a second test administered by the NWHU, which confirms a positive result with this separate test. These cases have previously been referred to as “non-negative,” however going forward, cases that were previously referenced as “non- negative” will be referred to as “presumed positive” cases. Contact tracing is also performed by the site team and through the NWHU to isolate any infected individuals and limit further exposure. New Gold has and continues to follow the Public Health guidance and directives of federal, provincial, and regional authorities in respect of general and mine site-specific protocols and is working in close partnership with its medical service provider and the NWHU. The mine has had 16 positive cases since the beginning of the year. There are currently two active cases at the Rainy River Mine. All prior cases (including the ten individuals referenced in the April 21 news release, all of whom were confirmed as COVID-positive by the NWHU) have recovered following the applicable quarantine period.

New Afton has implemented measures to mitigate and limit the spread of COVID-19 and to protect the well-being of its employees, contractors, their families, local communities, and other stakeholders. The mine implemented wearable contact tracing technology and is in the process of implementing rapid testing. The mine has had four positive cases since the beginning of the year, and all have recovered. Contact tracing was completed by the site team and through Public Health, and the individuals were isolated immediately. There are currently no active cases at the New Afton Mine.

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold and copper as well as foreign exchange rates.

Production Volumes and Costs

For an analysis of the impact of production volumes and costs for the three months ended March 31, 2021 relative to prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.

Commodity Prices

Gold Prices

The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.

For the three months ended March 31, 2021, New Gold's gold revenue per ounce and average realized gold price per ounce were $1,769 and $1,788 respectively, compared to the London Bullion Market ("LBMA") p.m. average gold price of $1,794 per ounce.

Copper Prices

For the three months ended March 31, 2021, New Gold’s copper revenue per pound and average realized copper price per pound were $3.62 and $3.83 respectively compared to the average London Metals Exchange ("LME") copper price of $3.86 per pound.

In Q1 2021, the Company purchased low cost copper put options with a floor of $3.10 per pound, covering 1,700 tonnes per month (approximately 65% of anticipated production), for the period from April 2021 to September 2021, while maintaining full exposure to higher copper prices.

Foreign Exchange Rates

While the Company’s key operations are in Canada, revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the
U.S. dollar. The Company has exposure to the Canadian dollar through New Afton and Rainy River, as well as through corporate administration costs.

The spot Canadian dollar strengthened against the U.S. dollar during the first quarter of 2021. Similarly, the average value of the Canadian dollar against the average value of the U.S dollar for the three months ended March 31, 2021 increased when compared to the prior-year period. The strengthening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as a significant portion of operating and capital costs are denominated in Canadian dollars.

For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the relevant sections for Rainy River and New Afton under the heading “Review of Operating Mines”.

Economic Outlook

The LBMA p.m. gold price fell 10% during Q1 2021 finishing the quarter at $1,691/oz. A sharp rise in US interest rates and a stronger dollar during Q1 put pressure on gold prices. Gold held in exchange-traded funds experienced significant outflows during Q1 with global net outflows of 177.9 t (-4.2%). Looking forward, accommodative monetary policies, increasing money supply and potential inflation concerns may provide support for gold prices.

Prospects for gold are impacted by several structural factors. Mine supply has been plateauing as high- quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices.

Economic events can also have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors, such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold, and believes the prospects for the business are favourable.

During the first quarter of 2021, LME copper prices increased by approximately 14%. Stronger market conditions for copper were driven by the global economic recovery and increased demand from China, which continues to be the world’s largest consumer of the metal. Continued growth in the global economy could increase global demand for copper, which should provide further support for copper prices.

FINANCIAL RESULTS

Summary of Financial Results

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
FINANCIAL RESULTS Revenue Operating expenses Depreciation and depletion	164.9 93.9 45.1	142.3 89.7 52.0
Revenue less cost of goods sold	25.9	0.6
Corporate administration	5.3	4.5
Share-based payment expenses	(1.1)	0.2
Exploration and business development	2.1	1.8
Income (loss) from operations	19.6	(5.9)
Finance income	0.1	0.2
Finance costs	(9.4)	(13.5)
Other gains and losses
(Loss) gain on foreign exchange	(0.7)	10.8
(Loss) on disposal of other assets	(0.2)	(0.8)
(Loss) on revaluation of investments	(8.3)	—
Unrealized gain (loss) on revaluation of non-current derivative financial liabilities	18.7	(9.2)
Settlement and (loss) on revaluation of gold price option contracts	—	(1.2)
Settlement and (loss) on revaluation of copper price option contracts	(1.2)	—
Revaluation of CSP’s reclamation and closure cost obligation	(0.5)	0.4
Financial instrument transaction costs	(0.2)	(3.4)
Flow through share premium	1.7	—
Other	(0.6)	(0.5)
Earnings before taxes	19.0	(23.1)
Income tax (expense) recovery	(3.9)	(5.2)
Net earnings (loss)	15.1	(28.3)
Adjusted net income (loss) (2)	8.1	(17.8)

Revenue

For the three months ended March 31, 2021, the increase in revenue relative to the prior-year period was due to higher gold and copper prices, which was partially offset by lower sales volume as underground operations at New Afton continued to ramp-up during the quarter following the tragic mud-rush incident in February. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses

For the three months ended March 31, 2021, operating expenses were higher than the prior-year period due to the strengthening of the Canadian dollar and costs related to the continued ramp-up of operations at New Afton. For further information, please refer to the "Review of Operating Mines" section of this MD&A.

Depreciation and depletion

For the three months ended March 31, 2021, depreciation and depletion decreased when compared to the prior-year periods due to lower metal sales volumes.

Revenue less cost of goods sold

For the three months ended March 31, 2021, revenue less costs of goods sold increased when compared to prior-year period due to higher metal prices and lower depreciation and depletion.

Corporate administration, exploration and business development

For the three months ended March 31, 2021, corporate administration, exploration and business development expenses were consistent with the prior-year period.

Share-based payment expenses

For the three months ended March 31, 2021, share-based payment expenses decreased compared with prior-year period due to a decrease in New Gold's share price which reduced the cash settled share based payment liability.

Finance income and finance costs

For the three months ended March 31, 2021, finance costs decreased as a result of lower long-term debt due to debt repayments when compared to the prior-year period.

Other gains and losses

The other gains and losses listed below are added back for the purposes of calculating adjusted net earnings. Adjusted net earnings is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A.

Foreign exchange

Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar compared to the U.S. dollar in the current period.

Gold stream obligation

For the three months ended March 31, 2021, the Company recognized a gain on the revaluation of the gold stream obligation derivative instrument of $6.3 million. The gain was primarily driven by a higher market observable discount rate.

New Afton free cash flow interest obligation

For the three months ended March 31, 2021, the Company recognized a gain on revaluation of the New Afton free cash flow interest obligation of $12.5 million. The gain was primarily driven by a higher market observable discount rate.

Unrealized loss on investments

For the three months ended March 31, 2021, the Company recognized unrealized losses of $8.3 million primarily related to a decrease in share price of Artemis Gold Inc. ("Artemis") and other investments.

Gold and copper option contracts

For the three months ended March 31, 2021, the Company recognized an unrealized loss on the revaluation of the copper price option contracts of $1.2 million due to an increase in copper prices. In the prior-year period, the Company recognized an unrealized loss on the revaluation of the gold price option contracts due to an increase in gold prices.

Revaluation of Cerro San Pedro closure cost obligation

Cerro San Pedro transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. The revaluation of Cerro San Pedro’s reclamation and closure cost obligation is a result of changes in estimates to the expected cash flows.

Income tax

The current and prior-year income tax recovery relates primarily to current and deferred mineral taxes in the period.

On an adjusted earnings basis, the adjusted tax expense for the three months ended March 31, 2021 was

$2.2 million, compared to $1.6 million in the prior-year period. The adjusted tax expense excludes the impact of other gains and losses on the consolidated income statement.

Net earnings

For the three months ended March 31, 2021, net earnings increased compared to the prior-year period, primarily due to higher revenue, lower depreciation and depletion and a gain on the revaluation of the Rainy River gold stream obligation and the New Afton free cash flow obligation to the Ontario Teacher's Pension Plan as a result of an increase in discount rates.

Adjusted net earnings (loss)2

Net earnings (losses) have been adjusted for other gains and losses and inventory write-down on the consolidated income statement. Key elements in other gains and losses are: the fair value changes for the gold stream obligation; fair value changes for the free cash flow interest obligation; fair value changes for gold and copper price option contracts, financial instrument transaction costs, foreign exchange gains/ loss and gain and loss on investments. The adjusted entries are also impacted by tax expense to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Adjusted net earnings is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

For the three months ended March 31, 2021, adjusted net earnings2 increased when compared to the prior-year periods primarily due to higher revenue and lower depreciation and depletion.

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A.

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
OPERATING INFORMATION
Gold production from operations (ounces)(4)	66,650	83,096	78,959	64,294	66,790	66,856	91,087	85,216	79,398
Gold sales from operations (ounces)(4)	63,539	86,491	75,760	60,853	68,773	71,691	85,867	84,184	89,312
Revenue	164.9	198.9	173.7	128.5	142.3	139.2	168.4	155.1	167.9
Net income (loss)	15.1	(21.1)	15.7	(45.6)	(28.3)	0.3	(24.7)	(35.7)	(13.4)
Per share:
Basic ($)	0.02	(0.03)	0.02	(0.07)	(0.04)	0.00	(0.04)	(0.06)	(0.02)
Diluted ($)	0.02	(0.03)	0.02	(0.07)	(0.04)	0.00	(0.04)	(0.06)	(0.02)

REVIEW OF OPERATING MINES

Rainy River Mine, Ontario, Canada

Rainy River is a gold mine located in northwestern Ontario, Canada approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people.

A summary of Rainy River’s operating results is provided below.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
OPERATING INFORMATION
Ore mined (thousands of tonnes)	3,227	2,367
Operating waste mined (thousands of tonnes)	5,908	6,879
Capitalized waste mined (thousands of tonnes)	4,493	2,373
Waste mined (thousands of tonnes)	10,400	9,252
Ore processed (thousands of tonnes)	2,367	1,678
Ratio of waste-to-ore	3.23	3.91
Average gold grade (grams/tonne)	0.80	1.03
Gold recovery rate (%)	89	90
Gold eq. (ounces) (1):
Produced (3)	56,513	51,106
Sold (3)	53,577	53,538
Gold (ounces)(1):
Produced (3)	54,656	50,381
Sold (3)	51,796	52,782
Average gold realized price ($/ounce) (2)	1,786	1,456
Open pit net mining cost per operating tonne mined (2)	2.80	2.86
Processing cost per tonne processed (2)	8.41	10.01
G&A cost per tonne processed (2)	3.28	4.84
Operating expenses per gold eq. ounce sold ($/ounce)	1,006	1,060
Depreciation and depletion per gold eq. ounce	635	661
Total cash costs per gold eq. ounce sold (2)	1,006	1,060
All-in sustaining costs per gold eq. sold (2)	1,586	1,755
FINANCIAL INFORMATION
Revenue	95.8	77.8
Revenue less cost of goods sold	8.1	(14.4)
Capital expenditures (sustaining capital) (2)	26.9	33.4
Capital expenditures (growth capital) (2)	1.3	0.1
Free cash flow (2)	(7.8)	(15.5)

Operating results

In 2021, the Rainy River Mine is expected to achieve production increases and decreases in both operating and capital costs as it transitions to generating sustainable free cash flow. During the year, the focus will remain on further operational and cost optimizations and the continued conversion of underground reserves for inclusion in an optimized underground mine plan. Production is expected to be lower in the first half of the year due to planned lower grades as the mine plan focuses on waste stripping. Production is expected to increase in the second half of the year due to improved grades as mining returns to the planned higher-grade Phase 2 area of the pit. Sustaining capital is expected to be lower in 2021 as key deferred capital projects were completed in 2020. Growth capital for the year is expected to increase relative to 2020 as the decline development towards the Intrepid underground ore zone advances.

Production

First quarter gold eq.1 production was 56,513 ounces (54,656 ounces of gold and 133,730 ounces of silver). Lower grades were expected during the quarter as mining operations were focused on Phase 3 stripping to bring pit walls to the final pit limit. During the second half of the year, grades are expected to increase as the mine returns to Phase 2 area of the pit. The increase compared to the prior-year period is due to higher throughput.

During the quarter, the open pit mine achieved 150,767 tonnes per day, a decrease over the prior quarter, due to lower drilling rates as a result of extreme winter weather conditions, but in-line with the 2021 target of ~151,000 tonnes per day. Approximately 3.2 million ore tonnes and 10.4 million waste tonnes (including
4.4 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 3.23:1. During the second half of the year, the strip ratio is expected to decrease as operations return to Phase 2 area of the pit.

The mill processed 26,301 tonnes per day for the quarter, slightly above plan and higher than the prior- year period. The mill continued to process ore directly supplied by the open pit combined with ore from the medium grade stockpile and processed an average grade of 0.80 grams per tonne at a gold recovery of 89%. Mill availability for the quarter averaged 89%, lower than the prior quarter due to planned maintenance activities.

Revenue

For the three months ended March 31, 2021, revenue increased compared to the prior-year period due to higher gold prices.

Revenue less cost of goods sold

For the three months ended March 31, 2021, revenue less cost of goods sold increased when compared to the prior-year period, primarily driven by higher revenues and lower operating expenses in the quarter.

Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow

Operating expense and total cash costs2 were $1,006 per gold eq. ounce for the quarter, a decrease over the prior-year period primarily due to improved operational performance, partially offset by the strengthening of the Canadian dollar.

Open pit net mining costs per operating tonne mined2 and processing costs per tonne processed2 were lower than the prior-year period due to improved operational performance and despite the strengthening of the Canadian dollar.

Depreciation and depletion was $635 per gold eq. ounce for the quarter. Depreciation and depletion is consistent with the prior-year period.

Sustaining capital and sustaining lease2 payments for the quarter were $29.3 million, including $13.0 million of capitalized mining costs. The decrease compared to the prior-year period is mainly due to deferred construction capital programs completed in 2020. Sustaining capital spend during the quarter primarily included advancement of the planned annual tailings dam raise and capital maintenance.

All-in sustaining costs2 were $1,586 per gold eq. ounce for the quarter, a decrease over the prior-year period primarily due to lower sustaining capital spend.

Growth capital2 for the quarter was $1.3 million, relating to the development of the underground Intrepid zone. At the end of the quarter, development of the decline towards the Intrepid underground ore zone had advanced 650 metres. The first ore level was accessed and approximately 155 metres of development in ore was completed with tonnes and grades mined reconciling with the block model and approximately 16,000 tonnes of development ore at 1.20 grams per tonne has been stockpiled.

Free cash flow2 for the quarter was a net outflow $7.8 million which was a decrease in the outflow compared to the prior year period due to an increase in revenue and decrease in operating expenses and capital expenditures. Free cash flow in the quarter was also negatively impacted by the $7.4 million payment of December 2020 gold option contracts in the quarter.

Impact of foreign exchange on operations

Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended March 31, 2021, the value of the U.S. dollar averaged $1.27 against the Canadian dollar, when compared to $1.34 against the Canadian dollar in the prior-year period. This negatively impacted total cash costs by $58 per gold eq. ounce1 sold relative to the prior-year period.

Exploration activities

During the first quarter of 2021, the Company completed 2,725 meters of surface diamond drilling in six completed holes on North East Trend area, located approximately 18 kilometres northeast of the Rainy River Mine site. To date a total of 4,023 metres in 11 drill holes has been completed on the North East Trend area as the first phase reconnaissance exploration drilling.

Data compilation and interpretation and additional field exploration activities, inclusive of geological mapping, rock and soil sampling, are in progress to define drill targets and design a follow-up drilling program planned to be completed in the second half of 2021. See the press release dated April 13, 2021 for an early stage exploration update.

New Afton Mine, British Columbia, Canada

The New Afton mine is located in south-central British Columbia near Kamloops, a city of approximately 90,000 people.

A summary of New Afton’s operating results is provided below.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
OPERATING INFORMATION
Ore mined (thousands of tonnes)	956	1,424
Operating waste mined (thousands of tonnes)	3	27
Capitalized waste mined (thousands of tonnes)	66	71
Waste mined (thousands of tonnes)	69	98
Ore processed (thousands of tonnes)	1,221	1,399
Average grade:
Gold (grams/tonne)	0.39	0.45
Copper (%)	0.64	0.73
Recovery rate (%):
Gold	79	81
Copper	80	82
Gold eq. (ounces)(1):
Produced (3)	39,512	52,329
Sold (3)	38,241	50,398
Gold (ounces)(1):
Produced (3)	11,994	16,409
Sold (3)	11,744	15,991
Copper (millions of pounds):
Produced (3)	13.8	18.5
Sold (3)	13.3	17.7
Revenue
Gold ($/ounce)	1,698	1,351
Copper ($/pound)	3.62	2.36
Average realized price (2):
Gold ($/ounce)	1,799	1,464
Copper ($/pound)	3.83	2.56
Underground net mining cost per operating tonne mined (2)	17.75	9.11
Processing cost per tonne processed (2)	11.84	7.79
G&A cost per tonne processed (2)	2.99	2.54
Operating expenses per gold eq. ounce sold ($/ounce)	1,046	655
Depreciation and depletion per gold eq. ounce	296	334
Total cash costs per gold eq. sold ($/ounce) (2)	1,153	762
All-in sustaining costs per gold eq. sold ($/ounce) (2)	1,388	1,033
FINANCIAL INFORMATION:
Revenue	69.1	64.5
Revenue less cost of goods sold	17.8	15
Capital expenditures (sustaining capital) (2)	8.4	12.9
Capital expenditures (growth capital) (2)	17.2	10.8
Free cash flow (2)	(1.3)	9.3

Operating results

The 2021 mine plan for New Afton was adjusted following the tragic mud-rush event that occurred on February 2, 2021 (for further details, refer to the Company's guidance news release dated February 18, 2021). Underground mining activities are currently being safely and sequentially ramped-up as we continue to maintain our focus on the health, safety and wellbeing of our people. The 2021 mine plan contemplates lower tonnes mined from the recovery level, as mining operations will be limited to remote mucking activities. Mining in the other areas of Lift 1, including the West Cave, East Cave and Pillar, ramped-up during the quarter and returned to pre-incident mining rates at the end of the quarter.

Production

First quarter gold eq.1 production was 39,512 ounces (11,994 ounces of gold, and 13.8 million pounds of copper). The decrease compared to the prior-year period is due to lower grades and lower throughput as a result of the mud rush incident.

During the quarter, the mill averaged 13,564 tonnes per day, and is currently incorporating the current surface stockpiles to supplement the overall lower tonnes mined. The mill processed lower than average gold and copper grades of 0.39 grams per tonne gold and 0.64% copper, respectively, with gold and copper recoveries of 79% and 80%, respectively.

During the quarter, C-Zone development advanced by approximately 820 metres and the project remains on track.

Revenue

For the three months ended March 31, 2021, revenue increased compared to the prior-year period due to higher gold and copper prices.

Revenue less cost of goods sold

For the three months ended March 31, 2020, the increase in revenue less cost of goods sold when compared to the prior-year period was primarily driven by higher gold and copper prices and lower depreciation and depletion.

Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow.

Operating expense and total cash costs2 for the quarter were $1,046, and $1,153 per gold eq. ounce, respectively. Operating expense and total cash costs2 per gold eq. ounce have increased compared to the prior-year period as operations were impacted due to the tragic mud rush incident that occurred in February and the strengthening of the Canadian dollar.

Underground net mining costs per operating tonne mined2 and processing costs per tonne processed2 were higher than the prior-year period due lower tonnes mined and milled.

Depreciation and depletion was $296 per gold eq. ounce for the quarter, a decrease over the prior-year period as a result of the inclusion of C-zone reserves in its depletion base and a longer mine life.

Sustaining capital and sustaining lease2 payments for the quarter were $8.5 million, primarily related to B3 mine development and the advancement of the planned tailings dam raise.

All-in sustaining costs2 were $1,388 per gold eq. ounce for the quarter, an increase over the prior-year period due to lower gold and copper sales volumes and higher total cash costs.

Growth capital2 was $17.2 million for the quarter, primarily related to C-Zone development and the TAT project.

Free cash flow2 for the quarter was a net outflow of $1.3 million with free cash flow2 decreasing compared to the prior-year period due to an increase in operating expenses and capital expenditures and the annual payment of the free cash flow interest obligation.

Impact of foreign exchange on operations

New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended March 31, 2021, the value of the U.S. dollar averaged $1.27 against the Canadian dollar, when compared to $1.34 against the Canadian dollar in the prior-year period. This negatively impacted on total cash costs by $60 per gold eq. ounce sold relative to the prior-year period.

Exploration activities

During the first quarter of 2021, the Company completed 4,015 metres of surface diamond drilling in six completed holes on the Cherry Creek Trend area located 3 kilometres west from the New Afton mill. To date, 20 diamond drill holes totaling 10,518 metres have been completed within the area as the first phase of reconnaissance exploration drilling.

Data compilation and interpretation are in progress to support a follow-up drilling program, designed to explore for potential deep porphyry style mineralization and which is expected to be completed during 2021. Additionally, underground drilling started within the New Afton deposit footprint in a target area located to the northwest of the B3 area. To date, two holes for a total of 846 metres were completed as part of a 5,000-metre program designed to test three target areas defined by an artificial Intelligence study. The program is in progress and is expected to be completed in Q3 2021. See the press release dated April 13, 2021 for an early stage exploration update.

FINANCIAL CONDITION REVIEW

Balance Sheet Review

As at March 31		As at December 31
(in millions of U.S. dollars)	2021	2020
BALANCE SHEET INFORMATION
Cash and cash equivalents	131.2	186.3
Other current assets	249.3	232.5
Non-current assets	1,840.7	1,831.3
Total assets	2,221.2	2,250.1
Current liabilities	146.8	158.7
Non-current liabilities excluding long-term debt	744.3	812.9
Long-term debt	489.6	489.2
Total liabilities	1,380.7	1,460.8
Total equity	840.5	789.3
Total liabilities and equity	2,221.2	2,250.1

Assets

Cash and cash equivalents

The decrease in cash and cash equivalents relative to December 31, 2020 was primarily driven by interest paid and the investments in Harte Gold and other marketable securities.

Other current assets

Other current assets primarily consist of trade and other receivables, inventories, investments, prepaid expenses, and income tax receivables. Other current assets increased when compared with the period ended December 31, 2020 primarily due to the investments purchased in the quarter.

Non-current assets

Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects, property, plant and equipment. The increase relative to December 31, 2020 is primarily attributable to the Company’s investments in its mining interests partially offset by depreciation and depletion.

Current liabilities

Current liabilities consist primarily of trade and other payables. Current liabilities decreased due to a decrease in accruals and interest payable relative to December 31, 2020.

Non-current liabilities excluding long-term debt

Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, non-current derivative obligations and deferred tax liabilities.

The Company's gold stream obligation has decreased from December 31, 2020, primarily due to higher market observable discount rates in the period, which included the U.S. Treasury rate and company specific credit spread based on the yield on the Company’s 2025 Unsecured Notes, and cash settlements.

The decrease in the free cash flow interest obligation during the current quarter was primarily driven by higher market observable discount rates in the period, which included the U.S. Treasury rate and company specific credit spread based on the yield on the Company’s 2027 Unsecured Notes, and cash settlements.

The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton and Cerro San Pedro. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at March 31 2021 was $108.1 million relative to the balance of $113.5 million as at December 31, 2020. The decrease was primarily driven by higher discount rates applied to the liabilities.

The deferred income tax liability increased from $53.5 million as at December 31, 2020 to $56.7 million at March 31, 2021. The increase in deferred income tax liability was primarily driven by deferred mineral taxes.

Long-term debt and other financial liabilities containing financial covenants

Long-term debt includes senior unsecured notes and the amounts drawn on the Company’s revolving credit facility.

As at March 31, 2021 the Company has $100.0 million of senior unsecured notes outstanding that mature and become due and payable on May 15, 2025 (“the 2025 Unsecured Notes”). The 2025 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual installments on May 15 and November 15 of each year.

As at March 31, 2021 the Company has $400.0 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 ("the 2027 Unsecured Notes"). The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual instalments on January 15 and July 15 of each year.

The 2025 and 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0:1.0.

The Company holds a revolving credit facility (the “Credit Facility”) with a maturity date of October 2023 and has a borrowing limit of $350.0 million. For the three months ended March 31, 2021, $nil has been drawn under the Credit Facility. The Credit Facility has been used to issue letters of credit amounting to
$46.4 million (December 31, 2020 - $46.0 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests all of which are measured on a rolling four-quarter basis at the end of every quarter:

•	The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•	The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•	The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

Significant financial covenants are as follows:

		Twelve months ended March 31	Twelve months ended December 31
	Financial covenant	2021	2020
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	5.2 : 1	5.0 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	2.0 : 1	1.8 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.3 : 1	0.3 : 1

Liquidity and Cash Flow

As at March 31, 2021, the Company had cash and cash equivalents of $131.2 million compared to $186.3 million as at December 31, 2020. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from 7 days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.

The Company's investments in marketable equity securities are exposed to various risk factors including currency risk, market price risk and liquidity risk.

The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper production, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates. These factors are monitored by the Company on a regular basis and will continue to be reviewed.

The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three months ended March 31, 2021 and 2020:

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
CASH FLOW INFORMATION
Cash generated from operating activities	53.3	51.3
Cash used in investing activities	(77.1)	(58.4)
Cash used in financing activities	(32.1)	325.6
Effect of exchange rate changes on cash and cash equivalents	0.8	(1.5)
Change in cash and cash equivalents	(55.1)	317.0

Operating Activities

For the three months ended March 31, 2021, cash generated from operating activities was consistent with the prior-year period as higher revenues resulting from higher gold and copper prices were offset by negative operating working capital movements primarily related to the payment of the December 2020 gold option contracts in January 2021.

Investing Activities

Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects.

The following table summarizes the capital expenditures (mining interests per the consolidated statements of cash flows) for the three months ended March 31, 2021:

Three months ended March 31
(in millions of U.S. dollars)	2021	2020
CAPITAL EXPENDITURES BY SITE
Rainy River	28.1	33.5
New Afton	25.6	23.7
Other	0.1	8.1
Capital expenditures	53.8	65.3

In March 2021, New Gold purchased common shares for approximately $22 million in Harte Gold and Angus Gold. New Gold acquired the shares for investment purposes.

Financing Activities

For the three months ended March 31, 2021, cash used in financing activities of $32.1 million was primarily driven by lease payments, gold stream obligation payments, the New Afton free cash flow payment to the Ontario Teacher's Pension Plan and interest payments.

The Company’s cash balance as at March 31, 2021 of $131.2 million, together with $303.6 million available for drawdown under the Credit Facility as at March 31, 2021, provided the Company with $434.8 million of liquidity.

The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate.

In 2021, the Company is expecting to continue to advance the C-Zone development at New Afton resulting in significant capital expenditures. Assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its near-term operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow and financing activities. Additionally, the Company has a strong liquidity position, which management expects to be more than adequate to fund its business objectives in case of any potential impacts related to COVID-19.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At March 31, 2021, these commitments totaled $75.7 million, $75.5 million of which is expected to become due over the next 12 months. This compares to commitments of $65.3 million as at December 31, 2020. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s expectation to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on its financial condition, cash flow and results of operations. As at March 31, 2021, there were no contingent losses recorded.

Related Party Transactions

The Company did not enter into any related party transactions during the three months March 31, 2021.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements during the three months March 31, 2021.

Outstanding Shares

As at May 4, 2021, there were 680.7 million common shares of the Company issued and outstanding. The Company had 6.4 million stock options outstanding under its share option plan, exercisable for up to an additional 6.4 million common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial measures in this MD&A. These measures are not defined under IFRS and should not be considered in isolation. In 2021 the Company has disclosed mining, processing and G&A costs per tonne and free cash flow as additional non-GAAP measures, and will no longer disclose operating margin. The Company believes that these additional measures, along with the measures disclosed in prior periods, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Total Cash Costs per Gold Equivalent Ounce

“Total cash costs per gold equivalent ounce” is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of the Company’s ability to generate operating earnings and cash flow from its mining operations.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

Sustaining Capital and Sustaining Lease

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease", to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in Sustaining Costs per Gold Equivalent Ounce

“All-in sustaining costs per gold equivalent ounce” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The “Sustaining Capital Expenditure Reconciliation” table below reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Cash Costs and AISC per Gold Equivalent Ounce Reconciliation Tables

The following tables reconcile each of the non-GAAP financial performance measures described above to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
CONSOLIDATED OPEX, CASH COST AND AISC RECONCILIATION
Operating expenses	93.9	89.8
Gold equivalent ounces sold(1)	91,818	103,936
Operating expenses per gold equivalent ounce sold ($/ounce)	1,022	864
Operating expenses	93.9	89.8
Treatment and refining charges on concentrate sales	4.1	5.4
Total cash costs	98.0	95.2
Gold equivalent ounces sold(1)	91,818	103,936
Total cash costs per gold equivalent ounce sold ($/ounce)	1,067	916
Sustaining capital expenditures(5)(7)	35.1	46.3
Sustaining exploration - expensed	0.3	—
Sustaining leases	2.7	2.9
Corporate G&A including share-based compensation(6)	3.8	4.2
Reclamation expenses	2.3	1.8
Total all-in sustaining costs	142.3	150.4
Gold equivalent ounces sold(1)	91,818	103,936
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,550	1,446

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	53.9	56.8
Gold equivalent ounces sold (1)	53,577	53,538
Operating expenses per unit of gold sold ($/ounce)	1,006	1,060
Operating expenses	53.9	56.8
Total cash costs	53.9	56.8
Gold equivalent ounces sold (1)	53,577	53,538
Total cash costs per gold equivalent ounce sold ($/ounce)	1,006	1,060
Sustaining capital expenditures(5)(7)	26.8	33.4
Sustaining leases	2.5	2.3
Reclamation expenses	1.8	1.5
Total all-in sustaining costs	85.0	94.0
Gold equivalent ounces sold (1)	53,577	53,538
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,586	1,755

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	40.0	32.9
Gold equivalent ounces sold (1)	38,241	50,398
Operating expenses per unit of gold sold ($/ounce)	1,046	655
Operating expenses	40.0	32.9
Treatment and refining charges on concentrate sales	4.1	5.4
Total cash costs	44.1	38.3
Gold equivalent ounces sold (1)	38,241	50,398
Total cash costs per gold equivalent ounce sold ($/ounce)	1,153	762
Sustaining capital expenditures(5)	8.3	12.9
Sustaining leases	0.1	0.4
Reclamation expenses	0.5	0.3
Total all-in sustaining costs	53.1	51.9
Gold equivalent ounces sold (1)	38,241	50,398
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,388	1,033

Mining, Processing and G&A Cost Per Tonne

“Open pit net mining cost per operating tonne mined,” “underground net mining costs per operating tonne mined,” “processing costs per tonne processed” and “G&A cost per tonne processed” are non-GAAP financial measures with no standard meaning under IFRS. Mining, processing and G&A cost per tonne are defined as operating expenses less change in inventories, selling costs, royalties and other non production costs and then dividing the residual respective mining, processing or G&A costs by tonnage of ore mined or processed. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the performance of mining operations, eliminating the impact of varying production levels. This measure does not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
RAINY RIVER COST PER TONNE
Operating expenses	53.9	56.8
Change in inventory, selling costs and royalties and other	(0.7)	(5.5)
Processing costs	53.2	51.3
Mining costs	25.5	26.4
Processing costs	19.9	16.8
G&A costs	7.8	8.1
Ore and operating waste tonnes mined (thousands of tonnes)	9,119	9,246
Ore processed (thousands of tonnes)	2,367	1,678
Open pit net mining cost per operating tonne mined	2.80	2.86
Processing costs per tonne processed	8.41	10.01
G&A cost per tonne processed	3.28	4.84

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
NEW AFTON COST PER TONNE
Operating expenses	40.0	32.9
Change in inventory, selling costs and royalties and other	(4.9)	(5.2)
Processing costs	35.1	27.7
Mining costs	17.0	13.2
Processing costs	14.4	10.9
G&A costs	3.6	3.6
Ore and operating waste tonnes mined (thousands of tonnes)	959	1,451
Ore processed (thousands of tonnes)	1,221	1,399
Underground net mining costs per operating tonne mined	17.75	9.11
Processing costs per tonne processed	11.84	7.79
G&A cost per tonne processed	2.99	2.54

Sustaining Capital Expenditures Reconciliation Table

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per statement of cash flows	53.8	65.3
New Afton growth capital expenditures(8)	(17.2)	(10.8)
Rainy River growth capital expenditures(8)	(1.3)	(0.1)
Blackwater growth capital expenditures	—	(8.1)
Sustaining capital expenditures	35.3	46.3

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude the following from net earnings:

•	Inventory write downs
•	Items included in “Other gains and losses” as per Note 3 of the Company’s consolidated financial statements; and
•	Certain non-recurring items.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; fair value changes for the free cash flow interest obligation; the gold and copper option contracts; foreign exchange forward contracts; foreign exchange gain or loss, loss on disposal of assets and fair value changes in investments. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses "adjusted net earnings" for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
Earnings (loss) before taxes	19.0	(23.1)
Other (gains) losses(9)	(8.7)	3.9
Inventory write-down	—	3.0
Adjusted net earnings (loss) before taxes	10.3	(16.2)
Income tax (expense) recovery	(3.9)	(5.2)
Income tax adjustments	1.7	3.6
Adjusted income tax recovery (expense)	(2.2)	(1.6)
Adjusted net earnings (loss)	8.1	(17.8)
Adjusted earnings (loss) per share (basic and diluted)	0.01	(0.03)

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non- GAAP financial performance measure to the most directly comparable IFRS measure.

Three months ended March 31
(in millions of U.S. dollars)	2021	2020
CASH RECONCILIATION
Cash generated from operations	53.3	51.3
Add back (deduct): Change in non-cash operating working capital	10.4	(4.2)
Cash generated from operations before changes in non-cash operating working capital	63.7	47.1

Free Cash Flow

“Free cash flow” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers’ Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended March 31, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	29.9	29.2	(5.8)	53.3
Less Mining interest capital expenditures	(28.1)	(25.6)	(0.1)	(53.8)
Add Proceeds of sale from other assets	—	0.1	—	0.1
Less Lease payments	(2.5)	(0.1)	(0.1)	(2.7)
Less Cash settlement of non-current derivative financial liabilities	(7.1)	(4.9)	—	(12.0)
Free Cash Flow	(7.8)	(1.3)	(6.0)	(15.1)

Three months ended March 31, 2020
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	24.9	33.4	(7.0)	51.3
Less Mining interest capital expenditures	(33.5)	(23.7)	(8.1)	(65.3)
Less Lease payments	(2.3)	(0.4)	(0.2)	(2.9)
Less Cash settlement of non-current derivative financial liabilities	(4.7)	—	—	(4.7)
Free Cash Flow	(15.5)	9.3	(15.3)	(21.6)

Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. “Average realized price per ounce of gold sold” is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	112.4	98.4
Treatment and refining charges on gold concentrate sales	1.2	1.8
Gross revenue from gold sales	113.6	100.2
Gold ounces sold	63,539	68,773
Total average realized price per gold ounce sold ($/ounce)	1,788	1,458

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	92.5	76.8
Gold ounces sold	51,796	52,782
Rainy River average realized price per gold ounce sold ($/ounce)	1,786	1,456

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2021	2020
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	19.9	21.8
Treatment and refining charges on gold concentrate sales	1.2	1.8
Gross revenue from gold sales	21.1	23.6
Gold ounces sold	11,744	15,991
New Afton average realized price per gold ounce sold ($/ounce)	1,799	1,464

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. For a comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2020, both of which are filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the three months ended March 31, 2021.

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2020.

ACCOUNTING POLICIES

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2020 and have been consistently applied in the preparation of the audited consolidated financial statements, except as noted below.

IAS 16 - Property, Plant and Equipment

The amendments to IAS 16 prohibit deducting the proceeds from selling items produced while bringing the asset to the location and condition necessary for them to be capable of operating in the manner intended by management from the cost of property, plant and equipment. Instead, a company will recognize such sales proceeds and related costs in profit or loss. With the adoption of the amended standard, pre-commercial production sales and related costs while bringing a project into a condition necessary for it to be capable of operating in the manner intended by management, are recognized in profit or loss in accordance with applicable standards. The entity measures the cost of those items applying the measurement requirements of “IAS 2 Inventories”. This amendment is in effect January 1, 2022 with early adoption permitted.

The Company has early adopted this amendment as of January 1, 2021 with retrospective application only to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020. The Company expects that the adoption of this amendment will apply to revenue generated by the sale of underground ore at Rainy River in 2021, however the impact is not anticipated to be material. There was no impact on the prior-year period.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its President & Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2020. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2020 based on the Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2020.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2020.

Limitations of Controls and Procedures

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

END NOTES

1.
Total gold eq. ounces include silver and copper produced/sold converted to a gold eq. based on a ratio of $1,800 per gold ounce, $25.00 per silver ounce and $3.50 per copper pound used for 2021 guidance estimates. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q1 2021 includes production of 133,730 ounces of silver (128,260 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $25.00 per silver ounce used for 2021 guidance estimates. Gold eq. ounces for New Afton in Q1 2021 includes 13.8 million pounds of copper produced (13.3 million pounds sold) and produced 53,494 ounces of silver (48,328 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, 3.50 per copper pound and $25.00 per silver ounce used for 2021 guidance estimates.

2.
"Total cash costs", "all-in sustaining costs", "adjusted net earnings/(loss)", "sustaining capital and sustaining leases”, “growth capital”, “cash generated from operations”, “average realized gold/copper price per ounce/pound”, "mining, processing and G&A costs per tonne" and "free cash flow" are all non-GAAP financial performance measures that are used in this MD&A. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the “Non- GAAP Financial Performance Measures" section of this MD&A.

3.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.

4.	A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

5.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

6.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

7.	Sustaining capital expenditures are net of proceeds from disposal of assets.

8.
Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-Zone. Growth capital expenditures at Rainy River in the current year relates to underground development.

9.	Please refer to Note 3 of the Company’s unaudited condensed consolidated financial statements for a detailed breakdown of other gains and losses.

CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this MD&A was prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include, among others, those in the sections "Sustainability and ESG", "Outlook for 2021", "Our Response to COVID-19" and "Key Performance Drivers - Economic Outlook" as well as statements with respect to: the Company’s expectations with respect to production, operating expenses, cash costs, AISC, sustaining and growth capital, and gold and copper grades at the Rainy River Mine and the New Afton Mine for 2021; plans to generate free cash flow; anticipated operational and financial results during the remainder of 2021; the Company’s plans regarding diesel based GHG emission reductions; the anticipated effect of the construction of the TAT plant; the return to the Phase 2 area of the pit at the Rainy River Mine; the strip ratio at the Rainy River Mine; the current and future financial performance of the Company as it relates to the prevailing price of gold; the continuation of prevailing commodity prices and exchange rates, and the continuation of operations performing in accordance with mine plans; the Company’s ability to repay future indebtedness; the anticipated receipt of the C$50 million outstanding cash payment from the divestment of the Blackwater Project to Artemis, and the Company's ability to realize value from the gold stream of the Blackwater project; the timing of completion and parameters for capital and construction projects at the Rainy River Mine and the New Afton Mine; the Company’s expectation relating to timing of production from the Intrepid zone; the impact of construction delays related to the thickener at the New Afton mine; the Company's expectations with respect to the ramp up of operations at the New Afton Mine; the use of stockpiles at New Afton in 2021; the Company's expectations with respect to timing of production from the B3 zone, and targeted overall contribution; the Company’s expectations with respect to the key capital projects at the New Afton Mine, including the B3 and C-Zone development; the timing of production and extent of production from the B3 zone and other areas in 2021; the timing and scope of the planned exploration drilling programs and expected timing of results at the Rainy River Mine and Cherry Creek; the Company’s ability to reduce the risk of the spread of COVID-19; the adequacy of the Company’s liquidity position and Mineral Reserve and Mineral Resource estimates.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) there being no significant disruptions to the Company’s workforce at either the Rainy River or New Afton Mine due to cases of COVID-19 or any required self-isolation (due to cross-border travel or, exposure to a case of COVID-19 or any other reason); (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company related to COVID-19 , including the completion of key capital and construction projects and the commencement and completion of the planned exploration drilling programs at the Rainy River Mine and the New Afton Mine and there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the New Afton Mine and the systematic ramp-up of operations on the timing described herein or at all; (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position; and (13) Artemis being able to complete the remaining C$50 million cash payment due on August 24, 2021 for the acquisition of the Blackwater Project.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; volatility in the market price of the Company’s securities; hedging and investment related risks; dependence on the Rainy River Mine and New Afton Mine; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; risks related to construction, including changing costs and timelines; adequate infrastructure; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; global economic and financial conditions; risks relating to New Gold’s debt and liquidity; the adequacy of internal and disclosure controls; taxation; impairment; conflicts of interest; risks relating to climate change; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; risks relating to proposed acquisitions and the integration thereof; information systems security threats; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of, or inability to attract, key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the anticipated timeline or at all; the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the anticipated timeline or at all; Artemis Gold Inc. not being able to make the remaining C$50 million cash payment due in connection with its acquisition of the Blackwater Project on August 24, 2021; and the Company experiencing a material delay in completing all non- recurring capital projects at Rainy River and New Afton. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward- looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information in this MD&A has been reviewed and approved by Mr. Eric Vinet, Senior Vice President, Operations of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Vinet is a "Qualified Person" for the purposes of NI 43-101.